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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-44466

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Heritage Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 S. Main St. Suite 1210
(No. and Street)

Akron	OH	44308
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Thomas	330-374-7500	jthomas@alpha-asset.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JEFFREY C. THOMAS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMERICAN HERITAGE SECURITIES, INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

JOY D YOHO
Notary Public - State of Ohio
My Commission Expires 12-17-2022

NOTARY PUBLIC STATE OF OHIO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



AMERICAN HERITAGE SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2021

AMERICAN HERITAGE SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1 - 2

STATEMENT OF FINANCIAL CONDITION
   December 31, 2021   3

STATEMENT OF INCOME
   Year ended December 31, 2021   4

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
   Year ended December 31, 2021   5

STATEMENT OF CASH FLOWS
   Year ended December 31, 2021   6

NOTES TO THE FINANCIAL STATEMENTS   7 - 9

SUPPLEMENTARY SCHEDULES

SCHEDULE I: COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 as of December 31, 2021   10

SCHEDULE II: REPORT OF A BROKER-DEALER CLAIMING
EXEMPTION FROM SEC RULE15c3-3   11

SCHEDULE III: INFORMATION RELATING TO POSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC   11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
   REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
   EXEMPTION FROM SEC RULE 15c3-3   12

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING
   AGREED-UPON PROCEDURES   14

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 ● (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
American Heritage Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Heritage Securities, Inc. (the Company) as of December 31, 2021, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's

financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2019.

Dallas, Texas
March 11, 2022

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

ASSETS
Cash	$	182,842
Restricted cash		25,000
Commissions receivable		41,305
Prepaid expenses		127
Property and equipment, net		766
	$	250,040

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Accounts payable	$	65,173
Accrued liabilities		6,181
Deferred clearing charge rebate		54,991
		126,345

STOCKHOLDER'S EQUITY

Common stock (15 shares authorized, issued, and outstanding)	45,000
Retained earnings	78,695
Total stockholder's equity	123,695
	$ 250,040

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Commissions	$ 1,229,929
Distribution Fees	203,959
Interest	32,682
Management fees	776,516
Loan forgiveness	52,521
Administrative fees	158,865
	2,454,472
EXPENSES	
Commissions	1,947,190
Depreciation	538
Office related expenses	5,282
Other expenses	6,231
Insurance expenses	21,094
Professional fees	11,298
Regulatory fees	16,123
Communication expenses	3,972
Tax expense	10,688
Salaries and wages	114,406
Software expenses	95,524
	2,232,346
NET INCOME	$ 222,126

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock		Retained Earnings		Total	
Balance at December 31, 2020	$	45,000	$	81,830	$	126,830
Net income		-		222,126		222,126
Dividends		-		(225,261)		(225,261)
Balance at December 31, 2021	$	45,000	$	78,695	$	123,695

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 222,126
Adjustments to reconcile net income to net cash used in operating activities:		
Add back item not affecting cash:		
Depreciation	$ 537	
Cash provided by (used in) changes in the following items:		
Increase in commissions receivable	(6,074)	
Increase in prepaid expenses	(127)	
Increase in accounts payable	13,627	
Decrease in interest payable	(170)	
Increase in accrued liabilities	683	
Decrease in deferred clearing charge rebate	(20,004)	(11,528)
Net cash provided by operating activities		210,598
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(225,261)
Proceeds from note payable		26,000
Forgiveness of notes payable		(52,000)
NET DECREASE IN CASH		(40,663)
CASH - BEGINNING OF YEAR		223,505
CASH - END OF YEAR		$ 182,842

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

LOCAL INCOME TAXES		$ 6,941
INTEREST		$ 170

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businesses

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Restricted Cash

Restricted deposits consist of cash. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions on a fully disclosed basis.

Commissions Receivable

Commissions receivable are from clearing organizations and mutual funds and are stated at the amount management expects to collect from outstanding balances related to commission fees and gains. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment are provided by the use of accelerated and straight-line methods over the following estimated useful lives of the assets:

Furniture and fixtures	3 - 5	years
Office equipment	3 - 5	years
Vehicle	5	years

Revenue Recognition

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Management Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Income Taxes

American Heritage Securities, Inc. is taxed as an S-Corporation.

The S-Corporation is subject to a built-in gain tax on the net appreciation of assets realized if they are sold within the first 5 years after the S election was made. The Company does not expect to incur any material tax expense as a result of built-in gain tax. No provision or liability for federal income taxes has been included in the financial statements. The Company is liable for city income tax as applicable. As of December 31, 2021, the Company paid $2,430 of city income tax.

The Company's federal income tax returns for December 31, 2018, 2019, and 2020 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

3. NET CAPITAL REQUIREMENTS (continued)

At December 31, 2021, the Company had net capital of approximately $122,194 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.1 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives a management fee equal to 100% of EGI's advisory fee revenue. During the year ended December 31, 2021, management fees from EGI totaled $776,516.

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2021 consists of:

Furniture and fixtures	$ 25,226
Less: Accumulated depreciation	(24,460)
Property and equipment, net	$ 766

6. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the Plan) that meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Code. For the year ended December 31, 2021, the Company contributed $3,288 to the Plan.

7. INDEMNIFICATION

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services, to the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

AMERICAN HERITAGE SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$ 123,695
Less: Stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	123,695
Total other deductions	(1,501)
Net capital before haircuts on security positions	122,194
Haircuts on securities pursuant to 15c3-1	-
Net capital	$ 122,194
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 8,423
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 8,423
Excess net capital	
Net capital	$ 122,194
Less: Net capital requirement	(8,423)
Total	$ 113,771
Net capital less the greater of 10% of line 19 or 120% of line 12	$ 109,560
AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness liabilities	$ 126,345
Percent of aggregate indebtedness to net capital	103.40%
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited FOCUS II-A Report.

See the Report of Independent Registered Public Accounting Firm.

AMERICAN HERITAGE SECURITIES, INC.
SCHEDULE II & III
SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
The Company is considered exempt from Securities Exchange Commission ("SEC")
Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii)
and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to
SEC Release 34-70073 and therefore, is not reqired to maintain a "Special reserve
bank account for the Exclusive benefit of customers."

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE
REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under
Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA
unaudited report and schedule included with these statements.

The Company is considered exempt from Securities Exchange Commission ("SEC")
Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii)
and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to
SEC Release 34-70073 and therefore, is not reqired to maintain a "Special reserve
bank account for the Exclusive benefit of customers."

See the Report of Independent Registered Public Accounting Firm.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
American Heritage Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which American Heritage Securities, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a mutual fund retailer and acting as a broker or dealer selling variable life insurance or annuities.

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions of paragraph (k)(2)(ii) of Rule 15c3-3 and that the Company's other business activities were limited to acting as a mutual fund retailer and acting as a broker or dealer selling variable life insurance or annuities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company

Dallas, TX
March 11, 2022

American Heritage Securities, Inc. Exemption Report

American Heritage Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Jeffrey Thomas, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



President

Date of Report: March 8, 2022

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
American Heritage Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of American Heritage Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its

compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company

Dallas, Texas
March 11, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44466 FINRA DEC
AMERICAN HERITAGE SECURITIES, INC
50 S MAIN ST STE 1210
AKRON OH 44308-1831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOY YOHO 330-374-1932

2. A. General Assessment (item 2e from page 2) $235

B. Less payment made with SIPC-6 filed (**exclude interest**) (100)

07/27/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 135

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $135

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $135

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMERICAN HERITAGE SECURITES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

OPERATIONS MANAGER
(Title)

Dated the 15 day of FEB , 20 22 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.

		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$2,454,088

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	385
Total additions	385

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,244,785
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	527
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	52,521

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$103	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$601	
Enter the greater of line (i) or (ii)		601
Total deductions		2,298,434

2d. SIPC Net Operating Revenues		$156,039
2e. General Assessment @ .0015		$235

(to page 1, line 2.A.)